# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marker Therapeutics, Inc., CIK 0001094038
CUSIP: 57055L206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2450 Holcombe Blvd, Suite BCM-A, MS: BCM251, Houston, Texas (TX), 77021
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-004890
Filed by CIK 0001858703

## Reporting persons
- Blue Owl Capital Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,127,052; shared voting power 0; sole dispositive power 1,127,052; shared dispositive power 0; aggregate amount beneficially owned 1,127,052 (9.99% of the class)
  Comment: The reported securities represent 554,250 shares of common stock ("Common Stock") and 572,802 shares of Common Stock issuable upon exercise of Warrants (as defined below) to purchase shares of Common Stock from the Issuer. The percentage of class is calculated based upon 10,709,005 shares of Common Stock outstanding as of March 18, 2025, as reported on the Issuer's 10-K filed with the Securities and Exchange Commission on March 31, 2025, as increased by the 572,802 shares of Common Stock issuable upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: Marker Therapeutics, Inc.
Address of issuer's principal executive offices: 2450 Holcombe Blvd, Suite BCM-A, MS: BCM251, Houston, Texas, 77021

## Item 2. Person Filing
Name of person filing: Blue Owl Capital Holdings LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
399 Park Avenue
New York, NY 10022
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

At a special meeting on March 21, 2025, stockholders approved the issuance of shares of Common Stock upon exercise of warrants held by the Reporting Person, each exercisable to receive one share of Common Stock (the "Warrants").

In this regard, the Reporting Person holds 554,250 shares of Common Stock and 2,570,750 Warrants, which are subject to a conversion limitation that prevents the Reporting Person's beneficial ownership from exceeding 9.99%. As such, the reported securities include only 572,802 shares of Common Stock acquirable upon exercise of Warrants.

The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the foregoing are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager / Chief Compliance Officer (05/15/2025)